UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    July 10, 2017

Sumitomo Mitsui Financial Group, Inc.

Issuance of New Shares under the Stock Compensation Plans

Tokyo, July 10, 2017 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Takeshi Kunibe) announced today the issuance of new shares, determined on the same day by the President and Group CEO, as delegated by the SMFG Board of Directors.

1.	Background and Objectives
1)	SMFG has resolved at its Compensation Committee that it shall introduce new Stock Compensation Plans (the “Plans”) as part of its executive compensation programme, for the purpose of:
a.	Providing more appropriate incentives for executives, strengthening linkage with SMFG’s short-, medium- and long-term performance, and
b.	Further aligning the interests of executives with those of shareholders, by increasing the weight of stock compensation and enhancing the shareholding of executives in SMFG.

Sumitomo Mitsui Banking Corporation (“SMBC”, President and CEO: Makoto Takashima) has also decided to adopt and participate in the same programme.

2)

Under the Plans, designated executives will make in-kind contributions of monetary compensation claims provided by SMFG or SMBC and will in turn receive shares of SMFG common stock, with restrictions on transfers for defined periods. Those executives designated to be included in the Plans this year are directors (excluding outside directors), executive officers and corporate auditors (excluding outside corporate directors), etc. (“Executives”) of SMFG and SMBC. SMFG will enter into agreements with the Executives on the allotment of restricted shares (the “Allotment Agreement”) and has established Regulations on Stock Compensation Plans (the “Regulations”) to operate them.

3)

The President and Group CEO of SMFG today determined the issuance of new shares as per the delegation from the SMFG Board of Directors, which has previously resolved and authorised him to determine the new issuance of shares of SMFG common stock of up to 2 billion yen for allotment under the Plans this Fiscal Year.

4)	Please refer to the news release “Introduction of New Stock Compensation Plans for Executives”, published today, for further details on the Plans.

2.	Details of the New Issuance of Shares

1) Payment Date	26 July 2017

2) Class and number of shares to be issued	387,765 shares of SMFG common stock

3) Issue Price	4,372 yen per share

4) Total issue price	1,695,308,580 yen

5) Method of offer or allotment	Allotment of restricted shares

6) Method of contribution	In-kind contribution of monetary compensation claims
7) Allottees and number thereof, number of shares to be allotted (Executives appointed at both SMFG and SMBC are accounted for at both entities)	SMFG directors: 7 persons 36,278 shares
SMFG corporate executive officers: 4 persons 12,863 shares
SMFG executive officers: 27 persons 47,077 shares
SMBC directors: 10 persons 71,703 shares
SMBC executive officers, etc.: 59 persons 219,844 shares
8) Other	The Issuance of New Shares is conditional upon the Securities Registration Statement becoming effective in accordance with the Financial Instruments and Exchange Act.

3.	Summary of the Allotment Agreement and the Regulations
1)

Under the Plans, SMFG and SMBC will award the Executives with Stock Compensation I (medium-term performance incentives) and Stock Compensation III (promotion reward) and SMFG will enter into Allotment Agreements with the Executives. The Allotment Agreements and the Regulations stipulate i) period during which disposals of the allotted shares are restricted in any manner, including the transfer of ownership or granting of security interest (the “Period”), ii) conditions for releasing transfer restrictions as determined by the SMFG Compensation Committee, such as performance conditions (the “Release Conditions”), and iii) conditions for SMFG retrieving all or part of the allotted shares at nil cost (the “Retrieval Conditions”), etc.

2)	Period

Plan I	26 July 2017 to 25 July 2020 (3 years)
Plan III	26 July 2017 to 25 July 2047 (30 years)

3)	Release Conditions

Plan I	🌑	Upon expiry of the Period.
🌑

Number of shares to be released shall be determined based on the evaluation by the SMFG Compensation Committee, which shall review the 3-year progress of the Medium-term Management Plan starting from FY2017.

🌑

In case the Executive leaves the office during the Period, the number of shares to be released shall be reduced according to his/her tenure and the restriction shall be released upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan III	🌑	Upon expiry of the Period. The restriction shall however be immediately released in case the Executive leaves the office during the Period.

4)	Retrieval of the Allotted Shares at Nil Cost

SMFG shall automatically retrieve from the Executives all the allotted but unreleased shares without cost immediately after expiration of the Period. In addition, in case SMFG exercises malus provisions in accordance with the resolution of the Compensation Committee, it may retrieve such shares from the Executive at nil cost.

5)	Control of Stocks

The Executives shall open dedicated accounts with SMBC Nikko Securities Inc. in a manner defined by SMFG in order to register and maintain records and shall retain the allotted restricted shares with such accounts until transfer restrictions are released.

6)	Reorganizations, etc.

In case SMFG’s General Meeting of Shareholders (or Board of Directors meeting, unless approval at the General Meeting of Shareholders is required) approves a merger agreement in which SMFG becomes a dissolving company, or other reorganization proposals which makes SMFG a wholly owned subsidiary, such as a share exchange agreement or share transfer plan, transfer restrictions shall be released for the number of shares reasonably calculated and resolved at the Compensation Committee immediately before the commencement of the Business Day before the day such reorganization becomes effective.

4.	Basis of Calculation and Specific Details for the Payment Amount

The issue price is set at the closing price of 4,372 yen on 7 July 2017, which is the business day prior to the day of issuance/allotment decision by the President and Group CEO, for the shares of SMFG common stock on the Tokyo Stock Exchange. Since SMFG shares are floated on the Exchange and there is no particular reason not to rely on the most recent traded price, it is believed that this price should appropriately be reasonable without any arbitrariness, reflecting SMFG’s financial standings and demand/supply of the market. Thus, SMFG has concluded that the issue price is not particularly favourable to the Executives being allotted the shares.

End